2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Conference Call to discuss Neves-Corvo and Zinkgruvan expansion plans

Telephone Conference to be held on October 11 at 10:00 AM Eastern Standard Time (EST), 16:00 Central European Time (CET), 07:00 AM Pacific Standard Time (PST).

October 10, 2007 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that it will hold a conference call to discuss the Company’s recently announced expansion plans for the Neves-Corvo and Zinkgruvan mines.

The conference call with an interactive presentation will be held at 10:00 AM EST (16:00 CET, 07:00 AM PST) on October 11, 2007.

Please call in 5 minutes before the conference starts and stay on the line (an operator will be available to assist you).

Toll-free call-in number for the conference call (North America): +1 888 935 4577
Call-in number for the conference call (North America): +1 718 354 1389
Call-in number for the conference call (Europe): +46 8 5352 6407

To take part of the interactive presentation, please log on using this direct link: https://www.livemeeting.com/cc/premconfeurope/join?id=4786974&role=attend&pw=Lundin+Mining

Or visit the website www.euvisioncast.com and login using the following:
Meeting ID: 4786974
Meeting Password: Lundin Mining

The presentation slideshow will be available in PDF format for download from the Lundin Mining website www.lundinmining.com approximately one hour before the start of the conference call.

A replay of the telephone conference will be available approximately one hour after the completion of the conference and until midnight October 17, 2007.

Replay number in Europe is: +46 8 5876 9441 and in North America: +1 718 354 1112
To access the recording, please enter access code: 4786974#

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-706-07 92 63
Sophia Shane, Investor Relations, North America: +1-604-689 7842